September 24, 2009

Office of Registration and Reports

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, DC 20549

RE:	AXA Premier VIP Trust (“Trust”)

File No. 811-10509/333-70754

To the Staff of the Commission:

Enclosed for filing on behalf of the Trust are the following documents:

1	a copy of the original Fidelity Bond, Policy No. 01-766-55-23 (the “Bond”) which reflects the Trust’s aggregate coverage under the Bond of $25,000,000 effective as of 12:01 a.m. April 11, 2009 through 12:01 a.m. April 11, 2010. (Exhibit A)

2	a copy of the resolutions adopted at a meeting of the Board of Trustees of the Trust held on March 11, 2009 at which a majority of the Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended, approved the Fidelity Bond for the Trust, AXA Equitable Life Insurance Company, AXA Advisors, LLC, and AXA Distributors, LLC, effective as of April 11, 2009 and payment of the premium for the insurance coverage. (Exhibit B)

3	A copy of the Fidelity Bond Sharing Agreement with amendments. (Exhibit C)

The Trust is maintaining a joint insured bond in the amount of $25,000,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1 and the premium for this policy has been paid for the period of April 11, 2009 through April 11, 2010. If the Trust had not entered into a joint insured bond, it would have maintained a single insured bond in the same amount of $25,000,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1.

Please do not hesitate to contact me if you should have any questions.

Sincerely,

/s/ Judy Guhring
Judy Guhring
Senior Legal Assistant

cc:	Patricia Louie